Emcee Broadcast Products, Inc.

PE 3-31-02

ANNUAL REPORT 2002

Corporate Information

Corporate Headquarters

Susquehanna Street Extension, P.O. Box 68
White Haven, PA 18661-0068
Phone: (570) 443-9575
Fax: (570) 443-9257
Web site: www.emceebrd.com
Email: emceebrd@emceebrd.com

Annual Meeting

The 2002 Annual Meeting of shareholders will be held at 10:00 AM EDST on Monday, September 9, 2002 at:
East Mountain Inn & Suites
2400 East End Blvd., Wilkes-Barre, PA 18702
Phone: (570) 822-1011
Website: www.eastmountaininn.com

Management urges all shareholders, regardless of the number of shares held, to vote their proxies and thus participate in the decisions that will be made at this meeting.

Independent Auditors

Kronick Kalada Berdy & Co.
190 Lathrop Street
Kingston, PA 18704

Availability of Form 10-KSB

The Company's annual report on Form 10-KSB for the fiscal year ended March 31, 2002, required to be filed with the Securities and Exchange Commission, may be obtained without charge upon written request to Kay Krull at the offices of the Company, or can be accessed through our website @ www.emceebrd.com

Registrar & Transfer Agent

American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10038
Phone: (800) 937-5449
Fax: (718) 331-1852
Website: www.amstock.com

Shareholders of record needing a change of name and/or address or to replace lost certificates, or needing information regarding the Company's direct stock purchase plan, should contact our transer agent listed above.

General Counsel

Martin D. Cohn, Esquire
Laputka Bayless Ecker & Cohn, P.C.
2 East Broad Street, 6th Floor
Hazleton, PA 18201
Phone: (570) 455-4731
Fax: (570) 459-0729
Email: lbec-law.com

Contents

About EMCEE

EMCEE BROADCAST PRODUCTS, INC. (sometimes referred to in this report as "EMCEE" or the "Company") designs, manufactures and supplies wireless communications transmitters and related equipment for Multichannel Multipoint Distribution Service ("MMDS"), one and two-way wireless Internet (Broadband Wireless Access) and other video voice and data services in the 2.0 to 4.0 GHz wireless spectrum.

In addition to an extensive array of wireless products, EMCEE also develops and manufactures equipment for low, medium and high power UHF and high definition television ("HDTV or DTV") applications. EMCEE, through its subsidiary, Advanced Broadcast Systems, Inc. ("ABS"), also offers a complete range of TV transmitters and installation services, thus complementing an existing product line and enabling it to compete more effectively in the UHF broadcast markets for both analog and digital (DTV) applications.

A brief update on digital television broadcasting. The Federal Communications Commission had mandated that all 1,300 U.S. commercial television broadcast stations begin delivering digital (DTV) television by May 2002. That deadline was extended to November 2002 for more than 550 stations that were unable to meet the deadline due to technical, financial or operational reasons and where the FCC considered requests for deferment to be legitimate. Public broadcasters are on a different timetable and are not required to commence digital transmission until May 2003. In order to address this complex market, EMCEE developed a low power transition strategy based on a building block approach that enables compliance with FCC minimum requirements and expansion to higher power levels in the future. Importantly, this approach enables recovery of full value from the initial low power purchase - thus it becomes an excellent DTV solution for many broadcasters.

During this past fiscal year, the Company designed and manufactured a compact, "worldwide-agile" UHF TV transmitter known as the "Freedom Transmitter", for the United States Army Special Operations Command. Read more about this unique transmitter on our web site at www.emceebrd.com/news.htm.

EMCEE, headquartered in White Haven, Pennsylvania, has more than forty years of experience in the design and manufacture of equipment for the television broadcast and wireless industries. Its equipment is distributed worldwide and is operating throughout the United States and in more than 100 foreign nations.

Financial Highlights

Year ended March 31,	**2002**	2001	CHANGE
Net sales	**$6,342,773**	$6,108,770	+3.8%
Loss from operations	**(2,852,395)**	(2,919,420)	-2.3%
Other income (expense), net	**(64,098)**	(185,026)	-65.4%
Net loss	**$(3,693,493)**	$(2,005,446)	+84.2%
Basic loss per share	**$(.79)**	$(.50)	+58.0%

At March 31,	**2002**	2001	CHANGE
Total assets	**$6,144,733**	$8,981,314	-31.6%
Net working capital	**$2,992,430**	$3,336,521	-10.3%
Long-term obligations, net of current portion	**$1,771,465**	$1,028,488	+72.7%
Backlog of orders	**$2,097,000**	$2,047,000	+2.4%

This annual report has a different look from previous annual reports. It conveys factual information to you in a straightforward and practical manner as it always has. However, this year's report was completed without frills at minimal cost. We are a different company, as you will read below. Our company plans differently, operates differently, and has a broad vision of the future.

This past fiscal year has been a very difficult one for the Company. We had several changes in senior management with the resignation of the President/CEO in October, and we are on our third chief financial officer (one retired and one resigned) since the beginning of the fiscal year.

We made extremely difficult decisions to cut our workforce and bring our costs down to the bare minimum. These personnel cuts were especially difficult since employees who had been with the company for many years were indefinitely laid off.

Foreign customers who purchased product years ago have failed to live up to their payment schedules placing pressure on our cash flow and requiring write offs that impacted our balance sheet. Pricing pressures within the marketplace continue to be a challenge both in the high-power and low-power product lines. The decision by the FCC to delay the deadline dates for broadcasters to convert from analog to digital signals effectively destroyed our third and fourth quarter revenue projections.

But, given all the problems noted above, I think we did an excellent job as an organization in identifying and executing critical moves necessary to prevent further financial erosion.

Since accepting the assignment of President/CEO from the Board in late October of 2001, the operating philosophy of the company has changed:

- We have initiated significant cost reductions, and removed processes that do not add value.
- We have pushed decision-making as far down the organization as possible to improve operating efficiencies.
- We do not pursue business that presents unacceptable risks, nor do we accept contracts that do not meet our operating margin requirements.
- We have adopted the concept of flexible budgeting and a flexible workforce.
- We are pursuing domestic business opportunities outside the broadcast industry that allows us to utilize our production facility and increase throughput.

These changes have greatly improved our ability to move product through the factory, anticipate and circumvent production and delivery delays and generally improve efficiencies. Our work is not complete in this area, but it is well underway.

The Company has taken a "back-to-basics" approach, and has been successful in selling off its 50% interest in the Grand Forks Internet venture, and we continue to pursue opportunities to sell our position in the Logan, Utah Internet venture. We're also paring down unused subsidiaries that cost us time, personnel and money to maintain.

A quick review of financial results will show an increase of 4% in sales revenue and an increase of 66% in gross margins. This improvement resulted from cost reductions in our labor and manufacturing processes.

A significant contribution to our business was the design and early delivery of a one-of-a-kind, compact, worldwide-agile UHF TV transmitter for the U.S. Army Special Operations Command. Although this transmitter - dubbed the "Freedom transmitter" - is unique in its technical advances, EMCEE's ability to design, build, test and deliver the product 30 days ahead of a schedule that was already tight, and have it accepted by the government without a glitch, showed significant core competencies upon which I believe we can rebuild this organization.

In conveying our new vision and desire for additional business opportunities, we were recently approached by a potential customer to design and develop components for their use in a product to be deployed internationally. Following the required due-diligence, project evaluation and economic analysis, we accepted the challenge and look forward to a profitable and long-term relationship with this customer. That, in and of itself, is inherently good, but more importantly, this project gives EMCEE the opportunity to utilize its core competencies to generate revenue outside the traditional broadcast industry and frequency range. I expect additional opportunities to surface, as well.

Our challenges continue to be on the revenue side and filling the order pipeline in the short term with bookings in very slow markets. Our ability to service the debt and invest in the future has been, and will continue to be, a tough balancing act. I believe that our employees have shown they have what it takes to meet this challenge and navigate the short-term difficulties, while keeping an eye on the longer-term operational and financial objectives. The challenges ahead are many and varied and there is no guarantee of success. I assure you, however, that all of us will continue to give our best efforts toward meeting these challenges.

Richard J. Nardone

Richard J. Nardone,
President and CEO
June 30, 2002

SELECTED FINANCIAL DATA

YEARS ENDED MARCH 31,	2002	2001	2000	1999	1998
Net sales	$6,342,773	$6,108,770	$4,738,493	$5,895,567	$9,187,868
Net income (loss)	(3,693,493)	(2,005,446)	(826,873)	(582,873)	515,284
Basic income (loss) per share	$ (.79)	$ (.50)	$ (.21)	$ (.15)	$ .12
Total assets	6,144,733	8,981,314	9,101,948	9,490,454	10,684,801
Net working capital	2,992,430	3,336,521	6,078,539	7,485,497	8,563,762
Long-term debt, net of current portion	$1,771,465	1,028,488	596,354	649,287	746,888
Cash dividends declared per common share	None	None	None	None	None

MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995:

Any statements contained in this annual report to shareholders that are not historical facts are forward-looking statements. Many important factors could cause actual results to differ materially from those in the forward looking statements. Such factors include, but are not limited to, changes (legislative, regulatory and otherwise) in the Multichannel Multipoint Distribution Service (MMDS), Low Power Television (LPTV) industries or medium to high definition television (HDTV) products, demand for the Company's products both domestically and internationally, the development of competitive products, competitive pricing, the timing of foreign shipments, market acceptance of new product introductions (including, but not limited to, the Company's digital and Internet products), technological changes, economic conditions(both foreign and domestic), litigation and other factors, risks and uncertainties identified in the Company's Securities and Exchange Commission filings.

RESULTS OF OPERATIONS

Net sales for fiscal year ended March 31, 2002 totaled $6,343,000, compared to $6,109,000 for fiscal 2001. Advanced Broadcast Systems, Inc.(ABS), a subsidiary which manufactures high power television transmitters, contributed net sales of $2,599,000 for fiscal 2002 and $1,189,000 for 2001.

Foreign shipments for fiscal year 2002 totaled $1,107,000 compared to $3,513,000 in fiscal 2001. No customer had sales volume of ten or more percent in 2002. One customer in Korea accounted for $1,221,000 (20%) of sales in 2001. Customer deposit setoffs as well as a reversal of accrued expenses relating to commissions reduced this account by $602,000. Approximately $718,000 of this customer's receivable remains past due at March 31, 2002.

For fiscal year 2001, foreign sales were more than half of total sales for the Company. However, between 2001 and 2002, foreign sales declined due primarily to international economic conditions and the credit worthiness of our historical customer base. The composition of these shipments to the following geographic areas is as follows:

	2002	2001	2000
Asia/Pacific Rim	**$127,000**	$1,705,000	$1,516,000
South America	**360,000**	614,000	698,000
Caribbean	**229,000**	167,000	104,000
Middle East		8,000	393,000
North America	**97,000**	130,000	47,000
Europe	**191,000**	495,000	83,000
Central America	**48,000**	309,000	26,000
Africa	**55,000**	20,000	
Other		65,000	95,000
	$1,107,000	$3,513,000	$2,962,000

Management hopes to offset the negative impact of the factors described above and increase foreign sales as a result of increased marketing, devaluation of the dollar to some extent and Emcee's decision to develop a 3.5 GHz frequency product line which has become the standard in many foreign countries.

The Company is attempting to increase sales in both the MMDS and high power markets. Although the MMDS market is generally depressed, management believes there are significant opportunities available both domestically and internationally. With the recent addition of a seasoned MMDS sales executive having twenty plus years of technical expertise and a new 3.5 GHz product line, management believes the Company can significantly improve MMDS revenue and margin.

The high power business has been adversely affected by the FCC's decision to delay the digital conversion deadline (from May 2002 to November 2002) for commercial broadcasters. With the November 2002 deadline, management anticipates orders to commence in July from broadcasters who have yet to commit to a supplier. This could contribute significantly to the Company's revenue stream. In addition, the Company has had some success with and continues to pursue "partnering arrangements" with consulting engineers, operators and integrators who have an opportunity to specify the Company's products in system designs prepared for end users.

Gross profit equaled $666,000 or 10.5% of sales for fiscal 2002 compared to $401,000 or 6.6% of sales for fiscal 2001. The increase in the gross profit margin is due partly to the change in sales mix between ABS and EMCEE product lines and a significant reorganization effort over the last six months within the Company. This margin also reflects an approximate $140,000 increase in the reserve for obsolete inventory during the fiscal year ended March 31, 2002.

Total operating expenses of $3,519,000 increased $198,000 over the last fiscal year.

General and Administrative expense totaled $2,299,000 compared to $1,736,000 in fiscal 2001. These expenses include Bad Debt expense of $895,000 in 2002 and $324,000 in 2001. The reserve was increased due to management's concern over the collection of the receivable balance of the Korean customer previously mentioned and of the Brazilian customer mentioned below. Net of the impact of the increase to the allowance for doubtful accounts, G&A expenses decreased by $8,000.

Selling expenses decreased by $200,000 from fiscal 2001. This decrease is the result of personnel reductions and other cost cutting measures taken during fiscal year 2002.

Research and development was $289,000 for the year ended March 31, 2002, approximately $166,000 less than the prior year. During the 2001 fiscal year, significant research and development costs were incurred for the development of a new product completed early in fiscal 2002. The closure of this project and general cost reductions contributed to the decrease in research and development costs.

Improvements in gross margin and cost cutting efforts offset by the increase in the reserve for doubtful accounts resulted in a loss from operations of $2,852,000, which is an improvement of $67,000 over 2001.

Interest expense increased from $126,000 in fiscal 2001 to $165,000 in fiscal 2002 as a result of increased indebtedness. Interest income decreased from $111,000 in fiscal 2001 to $25,000 in 2002. This decrease is due to investments in U.S. Treasury bills and cash equivalent balances being depleted during fiscal 2001 and 2002 to meet operating needs. Other income in 2002 was primarily from the sale of non-operating assets compared to other expenses in 2001 being a loss of approximately $170,000 from equity investments in joint ventures formed to sell high speed wireless Internet access.

Net loss before income tax (expense)benefits totaled $2,916,000 and $3,104,000 for the fiscal years 2002 and 2001, respectively. In fiscal year 2002, the Company recorded a valuation allowance for deferred income taxes, which resulted in $777,000 being recorded as income tax expense. In fiscal 2001, a $1,099,000 income tax benefit had been recorded. The impact of these tax calculations resulted in increasing the net loss for 2002 to $3,693,000, or $.79 per outstanding share for fiscal 2001.

Selected financial data by quarter for the years ended March 31, 2002 and March 31, 2001 is as follows:

(Thousands of Dollars,	1st Quarter		2nd Quarter		3rd Quarter		4th Quarter	
except per share amounts)	2002	2001	2002	2001	2002	2001	2002	2001
Net Sales	$1,836	$1,680	$ 1,248	$1,771	$1,260	$1,780	$1,999	$ 878
Gross profit								
(loss)	$ 365	$ 340	$(92)	$ 401	$(9)	$ 265	$ 402	$(605)
Net loss	$(188)	$ (274)	$(2,436)	$ (276)	$(692)	$ (303)	$(377)	$(1,152)
Per Share:								
Basic	$(.05)	$(.07)	$ (.51)	$(.07)	$(.14)	$(.07)	$(.09)	$ (.29)

The Company's cash requirements were satisfied in fiscal 2002 from borrowings, equity transactions, customer deposits and the sale of certain non-operating assets. Cash increased from $69,000 as of March 31, 2001 to $354,000 as of March 31, 2002. This increase is composed of a customer deposit received in March, 2002 and delays in payments to vendors.

Current accounts receivable decreased from $1,628,000 to $603,000 at March 31, 2001 and 2002, respectively, a $1,025,000 decrease. This decrease is principally due to an $895,000 increase in the allowance for doubtful accounts and the previously mentioned settlement agreement with the Korean customer. The increased allowance for doubtful accounts was to reserve against two foreign customers. The Korean customer mentioned previously is in default of a settlement agreement. In 2002, the Company also established a specific reserve for a Brazilian customer. This reserve is based on the customer's inability to adhere to the payment terms as defined in the payment restructuring agreement and its financial statement condition. Although the Registrant is considering its options to recover monies due, these accounts have been fully reserved.

Revenues from long-term contracts are recorded on the basis of the estimated percentage of completion of individual contracts determined under the cost-to-cost method. This method is used because management considers the cost-to-cost method to be the best available measure of progress on these contracts. At March 31, 2002, the Company had 5 contracts which were accounted for using the percentage of completion method. Due to the accounting for these contracts, the company recorded an asset of $253,000 for cost and estimated earnings in excess of billing and a liability of $150,000 for billing in excess of costs and estimated earnings.

Inventories decreased from $4,100,000 to $3,113,000 at March 31, 2001 and 2002, respectively, a $987,000 decrease. In 2001, the Company purchased additional inventory due to expected shortages of critical parts and expected increase in Multichannel Multipoint Distribution Service (MMDS) sales. The MMDS sales did not materialize as expected. The Company has been able to reduce this inventory by utilizing it in new products and in new product lines, and retrofitting it into existing products whenever possible. The reserve for obsolete inventory was increased by $140,000 increasing this reserve to 18% of the current inventory up from 11% in 2001.

Prepaid expenses increased from $160,000 to $231,000 at March 31, 2001 and 2002, respectively. A deposit with a vendor for an OEM part accounted for $68,000 of this change. Income tax refundable of $570,000 at March 31, 2002, is due to a recently enacted change in the Internal Revenue Code regarding the net loss carryback period. Property, plant and equipment, net, decreased $189,000 due to the sale of a parcel of land and depreciation expense of $154,000 for the year ended March 31, 2002.

Other assets decreased from $2,398,000 at March 31, 2001 to $585,000 at March 31, 2002. The decrease is primarily due to a deferred tax valuation allowance, reclassification of a Brazilian customer's receivable of $356,000 to current assets and the sales of the Company's 50% interest in Grand Forks Wireless at the exercise of the other partner's purchase option. In 2002, other assets also include a $100,000 restricted Certificate of Deposit required by the Company's primary lending institution.

As previously mentioned, the Company established a valuation allowance for deferred income tax in 2002. The realization of the deferred income tax asset is dependent on generating sufficient taxable income prior to the expiration of the loss carryforwards, which begin to expire in 2020. The ability to generate future taxable income levels significant enough to realize the benefit of this tax asset has become questionable.

The backlog of unsold orders equaled $2,097,000 as of March 31, 2002, compared to $2,047,000 at March

31, 2001. Emcee's backlog is $1,181,000, and ABS' is $916,000 as of March 31, 2002.

The Company had 41 full time employees at its facilities in Pennsylvania and Kentucky, as of March 31, 2002.

Treasury stock decreased by 43,225 shares and a value of $200,166 at March 31, 2002. These unregistered shares were issued to certain eligible Directors in lieu of cash compensation for payment of director's fees.

On June 7, 2001, the Company entered into a loan agreement with First Federal Bank in the aggregate amount of $2,000,000, 80% of which is guaranteed by the United States Department of Agriculture Rural Development Division. These loans consist of a $500,000 term loan and a $1,500,000 mortgage loan. Of the aggregate $2,000,000, approximately $1,115,000 was used to satisfy outstanding debt to the Company's former lender. The remainder was used as working capital. The mortgage loan matures in 2016 and requires monthly payments of $15,214. The term loan matures in 2006 and requires monthly payments of $10,379. These loans are collateralized by all assets of the Company and contain certain financial and other covenants. At March 31, 2002, the Company was in violation of one of these financial covenants, but has received a written waiver of this violation from the bank which will expire at the end of fiscal year 2003.

Accounts payable increased $218,000 from $756,000 to $974,000 as of March 31, 2001 and 2002, respectively. The majority of the increase is due to delays in payments to vendors because of limited liquidity.

Other accrued expenses decreased from $608,000 as of March 31, 2001 to $203,000 at March 31, 2002. The settlement agreement with the Korean customer allowed for the reversal of a $464,000 commission payable on the Korean sale.

Deposits from customers decreased from $915,000 in fiscal 2001 to $421,000 as of March 31, 2002. The Korean customer's deposit of $138,000 was reversed. The balance of the change is the result of the timing of orders and shipments.

On June 13, 2001, the Company, in two separate transactions, entered into stock option agreements which provided, in the aggregate, for the issuance of 800,000 shares of common stock at $0.75 per share. The options were exercised and provided $600,000 in equity for the Company. The net amount, after transaction expenses, was used for working capital.

The Registrant continues to have limited ability to secure additional funds from debt or equity transactions. This, along with depressed market conditions, has created a level of doubt concerning the Company's ability to continue as a going concern. Despite the financial, operational and market conditions, management continues to implement a plan to stabilize finances and position the Company for future profitability.

Board of Directors
EMCEE Broadcast Products, Inc.
White Haven, Pennsylvania

We have audited the consolidated balance sheets of EMCEE Broadcast Products, Inc. and subsidiaries as of March 31, 2002 and 2001 and the related consolidated statements of loss, shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of EMCEE Broadcast Products, Inc. and subsidiaries as of March 31, 2002 and 2001, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 13 to the financial statements, the Company's significant net losses and operating cash flow deficiencies raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 13. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/S/ KRONICK KALADA BERDY & CO., P.C.
Kingston, Pennsylvania
June 6, 2002

YEARS ENDED MARCH 31,	2002	2001
ASSETS		
Current assets:		
Cash	$ 353,655	$ 69,210
Accounts receivable, net of allowance for doubtful accounts (2002, $1,281,000; 2001,$388,000)	603,045	1,628,454
Costs and estimated earnings in excess of billing on uncompleted contracts	252,511	
Inventories	3,113,284	4,099,919
Prepaid expense	230,994	160,043
Income taxes refundable	569,581	
Total current assets	5,123,070	5,957,626
Property, plant and equipment:		
Land and land improvements	235,142	246,841
Building	617,475	617,475
Machinery	2,180,262	2,203,134
	3,032,879	3,067,450
Less accumulated depreciation	2,595,866	2,441,773
	437,013	625,677
Other assets	584,650	2,398,011
Note receivable, sale of license	555,000	540,000
Less deferred portion	(555,000)	(540,000)
	0	0
Total assets	$ 6,144,733	$ 8,981,314

YEARS ENDED MARCH 31,	2002	2001
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Current portion of long-term debt	$ 149,000	$ 108,000
Accounts payable	973,951	756,430
Accrued expenses:		
Payroll and related expenses	232,679	233,766
Other	203,721	608,113
Billings in excess of costs and estimated earnings on uncompleted contracts	150,383	
Deposits from customers	420,906	914,796
Total current liabilities	2,130,640	2,621,105
Long-term debt, net of current portion	1,771,465	1,028,488
Shareholders' equity:		
Common stock, $.01 - 2/3 par; authorized 9,000,000 shares; issued 5,206,361 shares and 4,406,361 shares for 2002 and 2001, respectively	86,783	73,450
Additional paid-in capital	3,974,385	3,583,484
Retained earnings (deficit)	(180,698)	3,512,795
	3,880,470	7,169,729
Less shares held in treasury, at cost 353,655 shares and 396,880 shares for 2002 and 2001, respectively	1,637,842	1,838,008
	2,242,628	5,331,721
Total liabilities and equity	$ 6,144,733	$ 8,981,314

See notes to consolidated financial statements

Consolidated Statements of Loss

YEARS ENDED MARCH 31,	2002	2001
Net sales	$ 6,342,773	$ 6,108,770
Costs of products sold	5,676,651	5,707,502
Gross profit	666,122	401,268
Operating expenses:		
Selling	930,224	1,129,767
General and administrative	2,299,467	1,736,329
Research and development	288,826	454,592
	3,518,517	3,320,688
Loss from operations	(2,852,395)	(2,919,420)
Other income (expense), net:		
Interest expense	(165,355)	(126,234)
Interest income	24,706	111,146
Other	76,551	(169,938)
	(64,098)	(185,026)
Loss before income taxes	(2,916,493)	(3,104,446)
Income tax (expense) benefit	(777,000)	1,099,000
Net loss	$(3,693,493)	$(2,005,446)
Basic loss per share	$(.79)	$(.50)
Weighted average shares of common stock outstanding	4,664,970	4,004,624

See notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

Year ended March 31,	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Retained Earnings (Deficit)	Treasury Stock Shares	Treasury Stock Amount	Total
Balance, March 31, 2000	4,406,361	$73,450	$3,583,484	$5,518,241	401,764	$(1,860,651)	$7,314,524
Treasury stock issued					(4,884)	22,643	22,643
Net loss for the year				(2,005,446)			(2,005,446)
Balance, March 31, 2001	4,406,361	73,450	3,583,484	3,512,795	396,880	(1,838,008)	5,331,721
Common stock issued	800,000	13,333	564,567				577,900
Treasury stock issued			(173,666)		(43,225)	200,166	26,500
Net loss for the year				(3,693,493)			(3,693,493)
Balance, March 31, 2002	5,206,361	$86,783	$3,974,385	$(180,698)	353,655	$(1,637,842)	$ 2,242,628

See notes to consolidated financial statements

YEARS ENDED MARCH 31,	2002	2001
Cash flows from operating activities:		
Net loss	$(3,693,493)	$(2,005,446)
Adjustments:		
Depreciation	177,000	203,730
Amortization	37,000	18,467
Gain on sale of assets, net	(61,681)	
Provision for doubtful accounts	895,000	324,000
Treasury stock issued for directors fees	26,500	22,643
Loss on equity investments	33,106	171,040
Change in assets and liabilities:		
(Increase) decrease in:		
Accounts receivable	(116,387)	(409,580)
Costs and estimated earnings in excess of billings on uncompleted contracts	(252,511)	
Inventory	986,635	(814,038)
Prepaid expenses	(70,951)	(79,930)
Income taxes refundable	(569,581)	373,000
Deferred income taxes	1,347,000	(1 ,098,000)
Other assets		(111,888)
Increase (decrease) in:		
Accounts payable	217,521	343,230
Accrued expenses	57,913	169,588
Billings in excess of costs and estimated earnings on uncompleted contracts	150,383	
Deposits from customers	(354,912)	850,549
Net cash used in operating activities	(1,191,458)	(2,042,635)
Cash flows from investing activities:		
Purchases of:		
Property, plant and equipment		(71,516)
U.S. Treasury Bills		(809,101)
Advanced Broadcast Systems		(500,000)
Proceeds from:		
Maturities of U.S. Treasury Bills		2,582,701
Sale of assets	300,000	250,000
Other assets		(35,677)
Restricted cash	(100,000)	
Net cash provided by investing activities	200,000	1,416,407

YEARS ENDED MARCH 31,	2002	2001
Cash flows from financing activities:		
Proceeds from issuance of:		
Long-term debt	**2,000,000**	1,115,527
Common stock, net	**577,900**	
Payments on long-term debt	**(1,216,023)**	(681,393)
Loan origination fee	**(85,974)**	
Net cash provided by financing activities	**1,275,903**	434,134
Net increase (decrease) in cash	**284,445**	(192,094)
Cash, beginning	**69,210**	261,304
Cash, ending	**$ 353,655**	$ 69,210
Supplemental disclosures of cash flow information:		
Cash paid (refunded) during the year for:		
Interest	**$ 165,000**	$ 134,000
Income taxes		$(373,000)
Fair value of assets acquired and liabilities assumed or settled for purchase of Advanced Broadcast Systems, Inc.:		
Equipment		$ 245,000
Inventory		178,568
Accounts receivable		90,595
Goodwill		200,505
Accounts payable		(44,529)
Accrued liabilities		(20,139)
Inter-company payables		(150,000)
Cash paid		$ 500,000
Non-cash items, decreases in:		
Accounts receivable	**$(602,370)**	
Accrued expenses, other	**463,392**	
Customer deposits	**138,978**	
	$ 0	

See notes to consolidated financial statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND SIGNIFICANT ESTIMATES:

Principles of consolidation:
The consolidated financial statements include the accounts of EMCEE Broadcast Products, Inc. and Its subsidiaries, all of which are wholly-owned (together, the Company). All significant intercompany accounts and transactions have been eliminated.

Acquisition:
During the fiscal year ended March 31, 2001, the Company completed its acquisition of Advanced Broadcast Systems, Inc. (ABS) for approximately $500,000 in cash. ABS is a manufacturer of commercial high and medium power analog and digital television transmitters for UHF broadcast markets. This acquisition was completed using the purchase method of accounting. In connection with this purchase, the Company recorded Goodwill in the amount of $272,000.

Revenue recognition:
Revenue from product sales of equipment is recognized at the time of delivery and after consideration of all the terms and conditions of the customers' contract (purchase order). Revenues from long-term contracts are recorded on the basis of the estimated percentage of completion of individual contracts determined under the cost-to-cost method. This method is used because management considers the cost-to-cost method to be the best available measure of progress on these contracts. Contract costs include all direct costs and those indirect costs related to contract performance. General and administrative costs are charged to expense as incurred. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Changes in job performance, job conditions, and estimated profitability, including those arising from contract penalty provisions, and final contract settlements may result in revisions to costs and income and are recognized in the period in which the revisions are determined.

The asset, "Costs and estimated earnings in excess of billings on uncompleted contracts", represents revenues recognized in excess of amounts billed. The liability, "Billings in excess of costs and estimated earnings on uncompleted contracts", represents billings in excess of revenues recognized.

During 1992, a rural cellular license was sold for $3,100,000. The initial payment was $845,000, net of closing costs of $155,000. The $2,100,000 balance, which bore interest at 7% payable at maturity, was due in December 1996. None of the deferred payment and the related interest income was recognized prior to 1997 because of their extended collection period and because there was not a reasonable basis to evaluate the likelihood of collection. On April 3, 1997, the Company collected $2,500,000 and received an unsecured $500,000 note receivable as settlement of the original note.

The $555,000 note receivable is due and payable upon the occurrence of any one or more of certain specified events involving the debtor including, but not limited to, acquisition, merger, bankruptcy, and insolvency. None of the specified events relate to the debtor's normal operations. The $555,000 includes accrued interest calculated at 3%. The note receivable is fully reserved because it has no definite collection period and because there is not a reasonable basis to evaluate the likelihood of collection.

Restricted cash:
At March 31, 2002, restricted cash consists of $100,000 invested in a Certificate of Deposit as required by the debt agreement.

Inventories:
Inventories are stated at the lower of standard cost which approximates current actual cost (on a first-in, first-out basis) or market (net realizable value).

Property, plant and equipment and depreciation:
Property, plant and equipment are stated at cost. Depreciation is provided on the straight-line method over the estimated useful lives of the assets.

Investments:
Investments are accounted for under the equity method if the Company has ownership of between 20% and 50%.

Use of estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

At March 31, 2002 and 2001, a significant portion of the inventory of one of the Company's products is in excess of the Company's current requirements based on the recent level of sales. Management has developed a program to reduce this inventory to desired levels over the near term and believes no loss will be incurred on its disposition. No estimate can be made of a range of amounts of loss that are reasonably possible should the program not be successful.

2. CASH CONCENTRATION:
The Company maintains its cash balances at financial institutions. The balances are insured by the Federal Deposit Insurance Corporation up to $100,000. Uninsured cash at March 31, 2002 was $437,000.

3. LOSS PER SHARE:
Basic loss per share is computed by dividing loss applicable to common shareholders by the weighted average number of common shares outstanding. Diluted loss per share is similar to basic loss per share except that the weighted average common shares outstanding is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. There were no dilutive potential common shares in 2002 or 2001 because the assumed exercise of the options would be anti-dilutive.

4. Segment information:
The Company has two operating segments, EMCEE and ABS, which manufacture and sell a variety of products. EMCEE manufactures principally multichannel multipoint distribution service (MMDS) transmitters. ABS manufactures medium to high power transmitters. The following is a summary of certain financial information relating to the two segments:

	2002	2001
Total revenue by segment:		
EMCEE	**$ 3,743,000**	$ 4,920,000
ABS	**2,599,000**	1,189,000
	$ 6,342,000	$ 6,109,000
Operating loss by segment:		
EMCEE	**$(2,752,000)**	$(2,762,000)
ABS	**(100,000)**	(157,000)
	$(2,852,000)	$(2,919,000)
Identifiable assets by segment:		
EMCEE	**$ 5,300,000**	$ 7,462,000
ABS	**445,000**	880,000
Total identifiable assets	**5,745,000**	8,342,000
Corporate	**400,000**	639,000
Total assets	**$ 6,145,000**	$ 8,981,000
Depreciation and amortization by segment:		
EMCEE	**$ 99,000**	$ 132,000
ABS	**78,000**	39,000
Corporate	**37,000**	51,000
	$ 214,000	$ 222,000
Capital expenditures by segment:		
EMCEE	**$ 0**	$ 27,000
ABS	**0**	18,000
Corporate	**0**	27,000
	$ 0	$ 72,000

The Company evaluates segment performance based on profit or loss from operations before interest, other income/expense and taxes.

Major customers are those that individually account for more than 10% of the Company's consolidated revenues. For the year ended March 31, 2002, no customer qualified as a major customer. For the year ended March 31, 2001, one customer with sales of $1,221,000 qualified as a major customer. At March 31, 2002 and 2001, the major customer accounted or 0% and 67%, respectively, of the Company's consolidated curren t accounts receivable. The Company has reserved $1,274,000 at March 31, 2002 for 2001's major customer and another foreign sales customer. As of March 31, 2001, the Company reserved $384,000 for the major customer. The impaired receivables amounted to $1,280,000 and $1,371,000 at March 31, 2002 and 2001, respectively. Due to a settlement agreement reached in 2002 with the 2001 major customer, approximately $602,000 of accrued expenses and customer deposits were offset against the 2002 receivable. The Company continues to pursue collection of the amounts outstanding from these customers. These amounts are not supported by letters of credit.

The Company performs ongoing credit evaluations of its customers and, when deemed necessary and when possible, requires deposits and a letter of credit or sight drafts on foreign sales and deposits on domestic sales.

Foreign sales amounted to $1,107,000 and $3,513,000 for 2002 and 2001, respectively. Sales by foreign geographic regions are as follows:

	2002	2001
South America	$ 360,000	$ 614,000
Caribbean	229,000	167,000
Europe	191,000	495,000
Asia/Pacific Rim	127,000	1,705,000
North America	97,000	130,000
Africa	55,000	20,000
Central America	48,000	309,000
Other		73,000
	$1,107,000	$ 3,513,000

Revenues are attributed to regions based on location of customers. All long-lived assets and, at March 31, 2001, deferred tax assets are attributable to the United States. All foreign sales are contracted in United States currency; therefore, there is no impact from foreign currency rates.

5. Costs, estimated earnings and billings on uncompleted contract:

	2002
Costs incurred on uncompleted contract	$ 1,521,197
Estimated earnings	347,287
	1,868,484
Less billings to date	1,766,356
Net	$ 102,128

This amount is included in the accompanying balance sheet under the following captions:

	2002
Costs and estimated earnings in excess of billings on uncompleted contracts	$ 252,511
Billings in excess of costs and estimated earnings on uncompleted contracts	(150,383)
Net	$ 102,128

6. Inventories:

	2002	2001
Finished goods	$ 404,000	$ 433,000
Work-in-process	627,000	731,000
Raw materials	624,000	1,225,000
Manufactured components	1,458,284	1,710,919
	$ 3,113,284	$ 4,099,919

7. Long-term debt:

	2002	2001
Term loan, bank	$ 1,464,000	
Equipment loan, bank	439,000	
Other loans	17,465	$ 1,136,488
	1,920,465	1,136,488
Less current portion	149,000	108,000
	$ 1,771,465	$ 1,028,488

The term loan, bank at March 31, 2002 matures in 2016 and requires monthly payments of $15,214. Interest is calculated at 9% and adjusts every three years to 2% above the national prime rate. The equipment loan matures in 2006, requires monthly payments of $10,379 and interest is calculated at 9%. These loans are collateralized by principally all assets of the Company and contain certain financial and other covenants and are 80% guaranteed by the United States Department of Agriculture. At March 31, 2002, the Company was in violation of one of these financial covenants. The bank waived the covenant violation. In addition, both loans contain prepayment penalties. The proceeds of these loans were used to refinance approximately $1,115,000 of the 2001 other loans.

Principal repayment of the long-term debt, based on current interests, are as follows:

2003	$ 149,000
2004	158,000
2005	181,000
2006	198,000
2007	115,000
Thereafter	1,119,465
	$1,920,465

8. Other assets:

	2002	2001
Investments, equity method	$ 184,895	$ 444,656
Loan origination fees	71,894	
Accounts receivable		355,574
Goodwill	227,861	250,781
Deferred income taxe		1,347,000
Restricted cash	100,000	
	$ 584,650	$2,398,011

The investments are in companies who own and/or operate businesses that provide rapid access to the internet, wireless cable television, and other types of telecommunication service. One of these companies was sold in 2002.

9. Common stock:

A nonqualified stock option plan provides for the grant of options to purchase up to 100,000 shares. Upon the termination or expiration of any stock options granted, the shares covered by such terminated or expired stock options will be available for further grant; 100,000 options were available for grant at March 31, 2002. The Board of Directors, at the date of grant of an option, determines the number of shares subject to the grant and the terms of such option. All outstanding options granted expire after 5 years and vest over two years.

Changes in outstanding common stock options granted are summarized below:

	2002		2001	
	No. of shares	Avg. exercise price	No. of shares	Avg. exercise price
Balance at beginning of year	99 400	$6.16	126,675	$5.81
Options forfeited	99,400	6.16	27,275	4.52
Balance at end of year	0	0	99,400	$6.16
Options exercisable at year-end			99,400	$6.16

During 1997, warrants to purchase 200,000 shares of common stock at $9.76 a share were issued and remained outstanding at March 31, 2001. These warrants expired in May 2001.

The Company in accordance with an election under generally accepted accounting principles for stock options has recorded no compensation cost.

In June 2001, the Company entered into two stock option agreements which were exercised and provided for the issuance of 800,000 shares of common stock at $.75 per share. These options were issued outside the option plan discussed previously.

10. Income taxes:

The following table sets forth the current and deferred amounts of the provisions for income tax (expense)benefit for the years ended March 31, 2002 and 2001:

	2002	2001
Current	$ 570,000	
Deferred	(1,347,000)	$ 1,099,000
	$(777,000)	$ 1,099,000

Due to a change in the Internal Revenue Code regarding the net operating loss carryback period, $570,000 was reclassified from deferred to current in 2002.

The provisions for income taxes at the Company's effective rate differed from the provision for income taxes at the statutory Federal rate of 34% for the years ended March 31, 2002 and 2001 as follows:

	2002	2001
Federal income tax benefit at the statutory rate	$ 991,000	$1,055,000
Federal income tax credit	22,000	21,000
Other		23,000
Valuation allowance	(1,790,000)	
(Expense) benefit for income taxes	$(777,000)	$1,099,000

The tax effects of net operating loss carryforwards and temporary differences that give rise to deferred income taxes at March 31, 2002 and 2001 are presented in the table below:

	2002	2001
Deferred tax assets:		
Net operating loss carryforwards	$ 982,000	$ 879,000
Accounts receivable	435,000	131,000
Inventory	247,000	212,000
Employee benefits	54,000	59,000
Investments	34,000	34,000
Property and equipment	34,000	28,000
Other differences	4,000	4,000
Less valuation allowance	(1,790,000)	
Total deferred tax assets	$ 0	$1,347,000

A valuation allowance is required when it is more likely than not that some portion of the deferred tax asset will not be realized. Realization is dependent on generating sufficient future taxable income.

The net operating loss carryforwards reflect the federal income tax benefit of $2,888,000 in loss carryforwards, which begin to expire in 2020.

11. Fair value of financial instruments:
Many of the Company's financial instruments lack an available trading market as characterized by a willing buyer and a willing seller engaging in an exchange transaction. The Company's fair value estimates for those instruments are based upon subjective assumptions and involve significant uncertainties resulting in estimates that vary with changes in assumptions. Any changes in assumptions or estimation methodologies may have a material effect on the estimated fair values disclosed.

A summary at March 31, 2002 and 2001 is as follows:

	2002	
	Carrying value	Fair value
Short-term assets	$1,526,281	$1,526,281
Other long-term assets	100,000	100,000
Short-term liabilities	1,410,351	1,410,351
Debt	1,920,465	1,920,465

	2001	
	Carrying value	Fair value
Short-term assets	$1,697,664	$1,697,664
Other long-term assets	355,574	355,574
Short-term liabilities	1,598,309	1,598,309
Debt	1,136,488	1,136,488

Short-term asset and liabilities (exclusive of bank debt):
The fair values of cash, accounts receivable, refundable income taxes, accounts payable and other short-term financial liabilities approximate their carrying values due to the short-term nature of these financial instruments.

Other long-term assets:
Fair value of restricted cash and long-term accounts receivable is estimated to approximate carrying value.

Debt:
The fair value of debt that is variable rate debt that is partially guaranteed and reprices regularly or was refinanced subsequent to year end at principal amounts using comparable interest rate methodology approximates the carrying amounts. The fair value of partially guaranteed fixed rate debt whose interest rate approximates the current rate also approximates carrying value.

12. Fourth quarter adjustments (unaudited):
Year end adjustments, which affected the results of operations for the fourth quarter of 2002 and related principally to accounts receivable, resulted in fourth quarter losses of $77,000, which is $.02 per share. Had the adjustments been reported in prior quarters, results of operations for the fourth quarter would have been a net loss of $300,000 ($.06 per share).

13. Going concern:
The Company's financial statements have been presented on the basis that it is a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.
As shown on the accompanying financial statements, the Company incurred losses of $3,693,493 and $2,005,446 during the years ended March 31, 2002 and 2001, respectively, and had operating cash flow deficiencies in those years. The Company's working capital requirements have been funded by proceeds from refinanced long-term debt and the issuance of 800,000 shares of common stock and sale of assets for year ended March 31,2002, and proceeds from the sale of U.S. Treasury Bills for the year ended March 31, 2001.

The Company has developed and is currently implementing a plan to increase revenue and gross margins. The plan includes reorganization and restructuring, addition of a seasoned sales executive, a new product line in the 3.5 GHz frequence and pursuing partnering arrangements with consulting engineers, operators and integrators.

The ability of the Company to continue as a going concern is dependent on the success of this plan. The financial statements do not include any adjustments relating to the recoverability of recorded assets or the amount of liabilities that might be necessary should the Company be unable to continue as a going concern.

BOARD OF DIRECTORS

Robert D. Hostetler
Former President and CEO of American Telecasting, Inc., an MMDS operator prior to its acquisition by Sprint

Timothy P. Hulick, Ph.D.
Electronic design consultant

Michael J. Leib
Chief Executive Officer of Weatherly Casting and Machine Company, Inc., a provider of manufactureed products to the power generation, material handling and industrial pump industries.

Randall P. Marx
Chairman of the Board and CEO of ARC Wireless Solutions, Inc., formerly Antennas America, Inc. a public company dedicated to offering diversified fixed and mobile wireless solutions.

Richard J. Nardone
President/CEO of EMCEE Broadcast Products, Inc.
President of Nardone Consulting, a strategic planning, operational and human resources consulting firm.

EXECUTIVE OFFICERS

Richard J. Nardone
President/CEO

John Saul
Vice President — Director of Systems Engineering

Joan Pecora
Controller

Martin D. Cohn, Esquire
Secretary
Principal of Laputka Bayless Ecker & Cohn, P.C.
Attorneys-at-Law

COMMON STOCK DATA

Trading: Listed on the NASDAQ Small Capitalization Market — ticker symbol: (NASDAQ) ECIN. At March 31, 2002, the number of holders of record of the Company's common stock was 1,285.

PRICE RANGE OF COMMON STOCK

	Fiscal Year 2002			
Quarter Ended	**June 30**	**September 30**	**December 31**	**March 31**
(Bid) High	**$1.92**	**$1.60**	**$0.99**	**$0.74**
(Bid) Low	**$0.438**	**$0.65**	**$0.39**	**$0.26**

	Fiscal Year 2001			
Quarter Ended	June 30	September 30	December 31	March 31
(Bid) High	$6.500	$6.938	$3.406	$2.000
(Bid) Low	$2.313	$2.875	$0.813	$0.719

EMCEE BROADCAST PRODUCTS, INC.
Susquehanna Street Extension • P.O. Box 68
White Haven, Pennsylvania 18661-0068 • Phone (570) 443-9575 • Fax: (570) 443-9257
Website: www.emceebrd.com